UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMHN, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

03149A 10 3

(CUSIP Number)

ROBIN N. TJON 555 H Street, Suite H Eureka, CA 95501 (707) 444-6617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

DECEMBER 17, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03149A 10 3
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons TJON, ROBIN N.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.	Percent of Class Represented by Amount of Row (11) -0-
14.	Type of Reporting Person IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value, of AMHN, Inc., f/k/a Croff Enterprises, Inc., a Nevada corporation (“Company”). The address of the principal executive office of the Company is 100 North First Street, Suite 104, Burbank, CA 91502.

Item 2.	Identity and Background.

Robin N. Tjon is the former Secretary and director of the Company. She is the President and sole director of Seatac Digital Resources, Inc. (“Seatac”). Her address is 555 H Street, Suite H, Eureka, California 95501.

During the last five years, Ms. Tjon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Ms. Tjon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Ms. Tjon is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

N/A

Item 4.	Purpose of Transaction.

On December 7, 2010, Ms. Tjon, through Seatac, entered into a Stock Transfer Agreement with Jo Cee, LLC, a Florida limited liability company, and sold 4,108,107 Shares of the Company’s Common Stock owned by Seatac for $87,495. These shares represented all of the holdings of Seatac. Neither Seatac nor Ms. Tjon own any other shares of the Company.

Ms. Tjon is aware that the Company is currently negotiating a potential acquisition; however, she is not involved in the ongoing negotiations and is not a shareholder, officer or director of the entity the Company is seeking to acquire. Other than being aware of the negotiations of the potential acquisition, Ms. Tjon has no knowledge of plans which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries, any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, any material change in the present capitalization or dividend policy of the issuer, any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or any action similar to any of those enumerated above.

Item 5.	Interest in Securities of AMHN, Inc.

(a)	Robin Tjon owns no shares of the Company’s Common Stock, either directly or indirectly.

(b)	Not applicable.

(c)	Please see Item 4 above.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of AMHN, Inc.

Except for the transaction outlined in Item 4 above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Date of Document	Description of Document
10.0	December 17, 2010	Stock Transfer Agreement with Jo Cee, LLC*

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2010	By:	/s/ Robin Tjon
Robin Tjon

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